

Mail Stop 3720

March 17, 2009

Via U.S. Mail and Fax (856-356-4570)
Kevin Miller
Chief Financial Officer
RCM Technologies, Inc.
2500 McClellan Avenue Suite 350
Pennsauken, New Jersey 08109-6143

      Re: **RCM Technologies**
                Form 10-K for the Fiscal Year Ended December 29, 2007
                Filed March 20, 2008
                Form 10-Q for the quarterly period ended September 27, 2008
                Filed November 13, 2008
                File No. 1-10245

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director